FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* J. S. Standish Co.	2. Issuer Name and Ticker or Trading Symbol Albany International Corp. ("AIN")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Albany International Corp. P.O. Box 1907	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/21/2003
(Street) Albany, NY 12201-1907		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	03/21/2003		C		100,000	A	1-for-1		D
Class A Common Stock	03/21/2003(1)		S		100,000	D	$23.02	0	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Class B Common Stock	(2)	03/21/03		C			100,000	(2)	(2)	Class A Common	100,000		2,074,030	D
Explanation of Responses: (1) Sale pursuant to a 10b5-1 plan. (2) Convertible, on a share-for-share basis, into Class A Common Stock.
By: /s/ Kathleen M. Tyrrell Attorney-in-Fact **Signature of Reporting Person	March 24, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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The undersigned hereby authorizes THOMAS H. HAGOORT, CHARLES J.
SILVA, JR. AND KATHLEEN M. TYRRELL, and each of them with full power to act without the others, to sign and file, or cause to be filed, on behalf of the undersigned, any forms and other
documents, including without limitation Forms 3 and 4 or any other forms hereafter substitute therefor, required or permitted to be filed by the undersigned pursuant to Section 16(a) of the
Securities Exchange Act of 1934, as amended, or rules or regulations promulgated thereunder.

The authorization of a person named above shall automatically terminate at such time as such person ceases to be an employee of the Company.  The undersigned may terminate the authorization of any such person at any time by delivering written notice of termination to the Company.

Date: November 22, 1997

/s/ J. Spencer Standish